SEC 1344                      Persons  who  potentially  are to  respond  to the
(2-2002)                      collection of  information  contained in this form
Previous versions obsolete    are  not  required  to  respond  unless  the  form
                              displays a currently valid OMB control number.
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                       UNITED STATES                  OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0058
                   Washington, D.C. 20549             Expires: January 31, 2005
                                                      Estimated average
                         FORM 12b-25                  burden hours per
                                                      response. . .2.50

                 NOTIFICATION OF LATE FILING          SEC FILE NUMBER: 001-16813

(Check One):

     [ ] Form 10-K and Form 10-KSB    [_] Form 11-K

     [_] Form 20-F   [X] Form 10-Q and Form 10-QSB   [_] Form N-SAR

            For Period Ended: January 31, 2002

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant

     LASIK America, Inc.
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Former Name if Applicable

     N/A
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Address of Principal Executive Office (Street and Number)

     6646 Indian School Road, N.E.

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City, State and Zip Code

     Albuquerque, New Mexico 87110
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


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, 10-KSB, 20-F, 11-K, or
[X]   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, 10-QSB or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.

                                    PART III
                                    NARRATIVE

            The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period due to the fact that the Registrant has recently made some changes internally in the manner that financial information is compiled and then turned over to its accounting firm for review. The Registrant had hoped that new procedures for the reporting of financial information from operations would have been in place before the due date of the subject quarterly report on Form 10-QSB was due, but the Registrant was delayed in that process. As a result of the above-described effort, the Registrant and its accountants require additional time to prepare and review the financial statements of the Registrant for the quarter ended January 31, 2002.

                                     PART IV
                                OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification:

     Howard P. Silverman                             (505) 837-2020
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           (Name)                             (Area Code) (Telephone Number)







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

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [_] Yes [X] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               LASIK AMERICA, INC.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 14,2002                /s/  Howard P. Silverman
                                   ------------------------------------------
                                   By:  Howard P. Silverman
                                   Its: President and Chief Executive Officer

       INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).













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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.